Exhibit 11
Brush Engineered Materials Inc. and Subsidiaries
Computation of Per Share Earnings

	Third Quarter Ended		Nine Months Ended

	Sept. 30, 2005	Oct. 1, 2004	Sept. 30, 2005	Oct. 1, 2004

Basic:
Average shares outstanding	19,227,082	18,936,641	19,216,285	17,414,097

Net Income	$3,908,000	$3,431,000	$13,725,000	$13,755,000
Per share amount	$0.20	$0.18	$0.71	$0.79

Diluted:
Average shares outstanding	19,227,082	18,936,641	19,216,285	17,414,097
Dilutive stock securities based on the treasury stock method using average market price	145,305	372,052	155,296	342,562

Totals	19,372,387	19,308,693	19,371,581	17,756,659

Net Income	$3,908,000	$3,431,000	$13,725,000	$13,755,000
Per share amount	$0.20	$0.18	$0.71	$0.77